EXHIBIT 11  --  PROFORMA COMPARISON
OLD KENT FINANCIAL CORPORATION
EARNINGS PER SHARE CALCULATIONS - PRIMARY AND FULLY DILUTED
                                                      Three Months Ended March 31
                                                         1 9 9 5         1 9 9 4
P R I M A R Y                                                             Restated
NET INCOME......................................       $34,703,000     $32,891,000
Deduct dividends on preferred stock.............                -0-             -0-
INCOME FOR PRIMARY E.P.S. CALCULATION...........       $34,703,000     $32,891,000

Average common shares outstanding...............        43,089,354      42,530,640
Common stock equivalents........................           337,298         245,008
SHARES FOR PRIMARY E.P.S. CALCULATION...........        43,426,652      42,775,648

PRIMARY E.P.S...................................             $0.80           $0.77
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